Filed Pursuant to Rule 433

Registration Statement No. 333-216286

ACCELERATED RETURN NOTES® (ARNs®)

	Accelerated Return Notes® Linked to the Common Stock of Apple Inc.	This graph reflects the hypothetical return on the notes, based on the mid-point of the range(s) set forth in the table to the left. This graph has been prepared for purposes of illustration only.
Issuer	Canadian Imperial Bank of Commerce (CIBC)
Principal Amount	$10.00 per unit
Term	Approximately 14 months
Market Measure	Common Stock of Apple Inc. (the “Underlying Company”) (Nasdaq symbol: AAPL)
Payout Profile at Maturity	• 3-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value • 1-to-1 downside exposure to decreases in the Market Measure, with up to 100% of your investment at risk
Capped Value	[$11.75 to $12.15] per unit , a [17.50% to 21.50%] return over the principal amount, to be determined on the pricing date.
Investment Considerations

This investment is designed for investors who anticipate that the Market Measure will increase moderately over the term of the notes, and are willing to accept a capped return, take full downside risk and forgo interim interest payments.

Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1045520/000110465918049450/a18-16309_17fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest.

Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•                   Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•                   Payments on the notes, including any repayment of principal, are subject to the credit risk of CIBC, and actual or perceived changes in the creditworthiness of CIBC are expected to affect the value of the notes. If CIBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.

•                   Your investment return is limited to the return represented by the Capped Value and may be less than a comparable investment directly in the Underlying Stock.

•                   The initial estimated value of the notes on the pricing date will be less than their public offering price.

•                   If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the initial estimated value of the notes on the pricing date.

•                   You will have no rights of a holder of the Underlying Stock, and you will not be entitled to receive any shares of the Underlying Stock or dividends or other distributions by the issuer of the Underlying Stock.

•                   The issuer, MLPF&S and their respective affiliates do not control the Underlying Company and have not verified any disclosure made by the Underlying Company.  The Underlying Company will have no obligations relating to the notes.

•                   The Redemption Amount will not be adjusted for all corporate events that could affect the Underlying Stock.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

Canadian Imperial Bank of Commerce (CIBC) has filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering to which this document relates. Before you invest, you should carefully read these documents and other documents that CIBC has filed with the SEC for more complete information about CIBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. CIBC’s Central Index Key, or ClK, on the SEC website is 1045520. Alternatively, MLPF&S will arrange to send you these documents if you so request by calling toll-free at 1-800-294-1322.